UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT

(mark one):

☒         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2005

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [ NO FEE REQUIRED].

For the transition period from                 to

Commission file number      001-10109

A.             Full title of the plan and the address of the plan, if different from that of the issuer named below:

BECKMAN COULTER, INC. SAVINGS PLAN

B.               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BECKMAN COULTER, INC.
4300 North Harbor Boulevard
Fullerton, California  92835

BECKMAN COULTER, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

BECKMAN COULTER, INC. SAVINGS PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits — December 31, 2005 and 2004
Statements of Changes in Net Assets Available for Benefits — Years ended December 31, 2005 and 2004
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2005

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

The Benefits Finance and Administration Committee
Beckman Coulter, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Beckman Coulter, Inc. Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2005, is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
June 9, 2006

BECKMAN COULTER, INC. SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments — at fair value:
Common stocks	$130,523,797	149,784,245
Mutual funds	585,165,904	519,787,386
Participant loans	15,834,398	15,882,736
	731,524,099	685,454,367
Investment contracts — at contract value (note 3):
Guaranteed investment contracts	20,505,375	20,104,488
Synthetic guaranteed investment contracts	209,240,169	199,636,807
Collective investment trust	15,397,730	22,934,460
	245,143,274	242,675,755
Cash and cash equivalents	2,226,336	2,502,782
Total investments	978,893,709	930,632,904

Receivables:
Employer contribution	6,794,902	6,948,870
Participant contribution	1,532,675	1,332,368
Net assets available for benefits	$987,221,286	938,914,142

See accompanying notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Net appreciation in fair value of investments	$11,448,222	83,934,389
Interest	12,501,159	11,658,643
Dividends	13,342,679	8,784,652
Total investment income	37,292,060	104,377,684

Contributions:
Company matching (employer)	12,062,954	11,474,586
Retirement Plus (employer)	6,329,814	6,554,439
Employee	50,355,158	45,673,977
Total contributions	68,747,926	63,703,002
Plan transfer (Note 8)	4,166,572	—
Net additions	110,206,558	168,080,686
Deduction from net assets attributed to:
Distributions of benefits	61,795,435	51,198,713
Refund of excess contributions	40,153	52,674
Administrative expenses and other	63,826	51,731
Net deductions	61,899,414	51,303,118
Increase in net assets	48,307,144	116,777,568
Net assets available for benefits — beginning of year	938,914,142	822,136,574
Net assets available for benefits — end of year	$987,221,286	938,914,142

See accompanying notes to financial statements.

Beckman Coulter, Inc. Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

(1)                     Description of Plan

The following description of Beckman Coulter, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)                      General

Beckman Coulter, Inc. (the Company) established and adopted the Plan effective August 1, 1989.

The Plan is a defined contribution plan covering substantially all Company employees who have completed a three-month period of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Benefits Finance and Administration Committee (the Committee), whose members are appointed by the board of directors of the Company.

(b)                      Contributions

Participants may elect to contribute up to 45% of their eligible pay in combination of pretax and after-tax withholdings. Each participant’s pretax contributions in the calendar year may not exceed $14,000 and $13,000 in 2005 and 2004, respectively. Additionally, participants age 50 or greater may contribute up to $4,000 and $3,000 in 2005 and 2004, respectively, as a catchup contribution.

The Company matches 70% of participants’ contributions invested in Beckman Coulter, Inc. common stock and 50% of other contributions, up to 5% of participants’ total compensation. Forfeitures are applied to reduce the Company’s contributions.

Retirement Plus was established in 1996 for the benefit of employees of Coulter Corporation. Employees of the Coulter Corporation as of the acquisition date of October 31, 1997, and hired through April 30, 2000, participate (or are eligible for participation) upon completing one year of service. Annually, the Company makes contributions to participants’ Retirement Plus accounts. These contributions consist of a basic contribution which ranges from 3% to 9% of eligible pay for the year and an excess contribution which ranges from 0% to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant’s age.

Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company contributions, and earnings on all contributions.

(c)                       Investment Options

Participants have a choice of various core investment funds for their contributions. Participants may transfer their account balances among the different investment funds. Participants may also transfer investments in the Beckman Coulter Stock Fund among the different investment funds, however, Company match invested in the Beckman Coulter Stock Fund cannot be transferred out of this investment until the earlier of the first month following the participant’s 55th birthday or 1 year after the end of the month in which the contributions were credited to their account. Participants may also transfer up to a maximum of 50% of their overall plan balance, less any outstanding loan amounts, to the Tradelink+ account  which is a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account invests in various common stock and mutual funds.

Company contributions may be directed to any of the core investment funds. Participants have the right to elect investment options upon enrollment or reenrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

Income on investment funds is allocated to participants’ accounts based on the participants’ investment fund balance as a percentage of the total investment fund balance.

(d)                      Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Repayment is generally required within 5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

(e)                       Participant Accounts

Each participant’s account is credited with: (a) the participant’s contributions, (b) the Company’s contributions, and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

(f)                         Benefits and Vesting

Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability, or death. If total vested value is greater than $1,000, the participants may elect to postpone their distribution until the year following the year they attain age 70-½.

Participants’ interests in the Company’s contributions, income, gains, and losses on investments become fully vested immediately upon enrolling in the Plan, except for Retirement Plus contributions, which vest after five years of employment. Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death, or permanent disability. Participants immediately vest in the value of their own contributions.

(g)                      Forfeitures

All forfeitures of benefits reduce total cash contributions made by the Plan sponsor. Forfeitures are rare as the majority of Plan participants are 100% vested upon enrollment. As of December 31, 2005 and 2004, forfeited non-vested accounts totaled $27,268 and $17,884, respectively. These amounts will be used to reduce future employer contributions.

(h)                      Benefits Payable

At December 31, 2005 and 2004, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $446,130 and $10,804, respectively. Such amounts are not considered liabilities for financial reporting purposes, and accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 2005 and 2004.

(i)                         Continuation of the Plan

The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)                      Investment Valuation

Investments are stated at fair value except for guaranteed investment contracts, which are stated at contract value (see note 3). The ending fair value of the common stock and the brokerage window account are based on quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. Participant loans are valued at their outstanding balances which approximate fair values.

Purchases and sales of securities are recorded on a trade date basis. The average-cost method is used in determining gains and losses on the sales of securities. Dividends are recorded on the ex-dividend date.

(c)                       Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan but reserves the right to change this election. Such expenses amounted to approximately $70,700 and $35,974 for the years ended December 31, 2005 and 2004, respectively.

(d)                      Cash and Cash Equivalents

The Plan considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(e)                       Risks, Concentrations, and Uncertainties

The Plan provides for various investment options in any combination of equity, fixed-income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan allows participants to invest in the common stock of the Plan Sponsor, Beckman Coulter, Inc. The Plan’s investment in the common stock of the Plan Sponsor was 12.7% and 15.5% of plan assets as of December 31, 2005 and 2004, respectively.

(3)                     Valuation of Investment Contracts

The Interest Income Fund includes investments in benefit responsive guaranteed investment contracts (GICs), collective investment trust, and synthetic GICs. The Plan’s investments are included in the statements of net assets available for benefits at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses). For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Withdrawals resulting from events initiated by the Company, such as Plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. However, since no such events are being contemplated at this time or the withdrawals resulting from such an event will be funded outside the contracts’ provisions, these “potential” limitations do not jeopardize the contract value reporting for these investments.

Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by a third party. The fair value for GICs varies based on the type of contract held (e.g., security-backed investments and general account investments). Fair value for security-backed investment contracts was derived from outside sources, based on the type of investment held.

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a general account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust are separately valued and disclosed. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract are reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

During 2005, the average yield earned on amounts invested in the GICs was 5.97%. As of December 31, 2005 and 2004, the average crediting interest rate on such contracts was 5.97%. There were no valuation reserves recorded to adjust contract amounts during the Plan years. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment rates are a function of contract value, market value, yield, and duration. General account investment rates are based on a predetermined index rate of return, plus a fixed-basis point spread.

The following is a reconciliation between the contract value and the fair value of the synthetic GICs at December 31, 2005:

	Duration (years)	Crediting interest rate percentage	Contract value	Fair value
Security-backed investments:
Synthetics:
IXIS Financial - Contract FP 1062-01	Evergreen	4.92	$71,965,539	72,012,208
State Street Synthetic - Contract 97077	Evergreen	4.96	68,098,352	68,142,512
Transamerica Life - Contract 76850	Evergreen	4.90	69,176,278	69,221,138

Total synthetic guaranteed investment contracts			209,240,169	209,375,858

Less synthetic wrappers			—	(135,689)

Total contract value of guaranteed investment contracts			$209,240,169	209,240,169

The following is a reconciliation between the contract value and the fair value of the synthetic GICs at December 31, 2004:

	Duration (years)	Crediting interest rate percentage	Contract value	Fair value
Security-backed investments:
Synthetics:
IXIS Financial - Contract FP 1062-01	Evergreen	4.65	$68,649,667	70,305,089
State Street Synthetic - Contract 97077	Evergreen	4.70	64,974,805	66,541,612
Transamerica Life - Contract 76850	Evergreen	4.56	66,012,335	67,604,160

Total synthetic guaranteed investment contracts			199,636,807	204,450,861

Less synthetic wrappers			—	(4,814,054)

Total contract value of guaranteed investment contracts			$199,636,807	199,636,807

(4)                     Assets Held for Investment

Information regarding assets held for investment is as follows as of December 31:

	2005	2004
Common stock:
Beckman Coulter, Inc.*	$125,629,739	145,729,313
Tradelink+ Brokerage Account Common Stock	4,894,058	4,054,932
Total common stock	130,523,797	149,784,245

Mutual funds:
Blue Chip Growth Fund*	175,479,649	183,253,079
Fidelity Diversified Fund	30,356,390	19,829,319
Mid-Cap Growth Fund*	84,273,394	72,635,897
Neuberger Berman Genesis Fund	47,379,718	28,992,150
Russell Bond Fund	2,710,893	1,719,681
Retirement 2005 Fund	13,753,570	12,046,614
Retirement 2010 Fund	32,456,690	25,797,900
Retirement 2015 Fund	29,756,885	26,303,227
Retirement 2020 Fund	37,455,675	30,035,472
Retirement 2025 Fund	21,442,101	17,638,125
Retirement 2030 Fund	12,120,068	8,498,340
Retirement 2035 Fund	4,825,990	3,139,149
Retirement 2040 Fund	3,890,530	2,029,628
Retirement 2045 Fund	122,692	—
Retirement Income Fund	6,230,230	6,169,336
Tradelink+ Brokerage Account Mutual Funds	4,424,702	4,329,699
Vanguard Institutional Index Fund*	69,224,763	69,073,302
Washington Mutual Investors Fund	9,261,964	8,296,468
Total mutual funds	585,165,904	519,787,386

Participant loans receivable	15,834,398	15,882,736

Interest income fund:
Guaranteed investment contracts:
Monumental MDA00248	7,019,578	7,019,524
Canada Life — P46104	6,015,594	6,015,594
Principal Life — 4.47946	7,470,203	7,069,370
	20,505,375	20,104,488

	2005	2004
Synthetic guaranteed investment contracts:
IXIS Financial — Contract FP1062-01*	71,965,539	68,649,667
State Street Synthetic — Contract 97077*	68,098,352	64,974,805
Transamerica Life — Contract 76850*	69,176,278	66,012,335
	209,240,169	199,636,807
Collective investment trust:
SEI Stable Asset Fund	15,397,730	22,934,460

Total interest income fund	245,143,274	242,675,755

Cash and cash equivalents	2,226,336	2,502,782

Total assets held for investment	$978,893,709	930,632,904

*                    Represents investments exceeding 5% of net assets.

The net appreciation (depreciation) of the Plan’s investments by investment type is as follows:

	2005	2004
Common stock	$(21,396,426)	35,598,900
Mutual funds	32,481,606	47,995,136
Brokerage account	363,042	340,353
	$11,448,222	83,934,389

(5)                     Tax Status

The Internal Revenue Service has determined and informed the Company by letter, dated August 28, 2002, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with applicable requirements of the IRC.

(6)                     Related Party Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party in interest transactions.

(7)                     Investments Exceeding 5% of Net Assets

The following is a summary of the investments that represent 5% or more of net assets available for benefit as of December 31, 2005 and 2004.

	2005	2004
Common stock:
Beckman Coulter, Inc.	$125,629,739	145,729,313

Mutual funds:
Blue Chip Growth Fund	175,479,649	183,253,079
Vanguard Institutional Index Fund	69,224,763	69,073,302
Mid-Cap Growth Fund	84,273,394	72,635,897

Interest income fund:
IXIS Financial — Contract FP1062-01	71,965,539	68,649,667
State Street Synthetic — Contract 97077	68,098,352	64,974,805
Transamerica Life — Contract 76850	69,176,278	66,012,335

(8)                     Plan Transfer

Beckman Coulter, Inc. acquired Diagnostic Systems Laboratories, Inc. (DSL) effective October 12, 2005. On December 27, 2005 the DSL 401(k) Plan was terminated and plan assets in the amount of $4,166,572 were transferred to the Beckman Coulter, Inc. Savings Plan effective December 28, 2005.

BECKMAN COULTER, INC. SAVINGS PLAN

Schedule H, Line 4i —
Schedule of Assets (Held at End of Year)
December 31, 2005

Description of investment	Shares of units	Current value
Common stock:
Beckman Coulter, Inc.*	2,207,904	$125,629,739
Tradelink+ Brokerage Account Common Stock	4,894,058	4,894,058
	7,101,962	130,523,797

Mutual funds:
Blue Chip Growth Fund — T. Rowe Price Blue Chip Growth Fund*	5,369,634	175,479,649
Fidelity Diversified International Fund	932,895	30,356,390
Index Fund — Vanguard Institutional Index Fund	607,181	69,224,763
Mid-Cap Growth Fund — T. Rowe Price Mid-Cap Growth Fund*	1,556,583	84,273,394
Neuberger Berman Genesis Fund	975,895	47,379,718
Retirement 2005 Fund — T. Rowe Price*	1,265,278	13,753,570
Retirement 2010 Fund — T. Rowe Price*	2,227,638	32,456,690
Retirement 2015 Fund — T. Rowe Price*	2,652,129	29,756,885
Retirement 2020 Fund — T. Rowe Price*	2,396,396	37,455,675
Retirement 2025 Fund — T. Rowe Price*	1,869,407	21,442,101
Retirement 2030 Fund — T. Rowe Price*	734,995	12,120,068
Retirement 2035 Fund — T. Rowe Price*	415,318	4,825,990
Retirement 2040 Fund — T. Rowe Price*	234,794	3,890,530
Retirement 2045 Fund — T. Rowe Price*	11,318	122,692
Retirement Income Fund — T. Rowe Price*	500,018	6,230,230
Russell Bond Fund	182,429	2,710,893
Tradelink+ Brokerage Account Mutual Funds	4,424,702	4,424,702
Washington Mutual Investors Fund	300,323	9,261,964
Total mutual funds	26,656,933	585,165,904

BECKMAN COULTER, INC. SAVINGS PLAN

Schedule H, Line 4i —
Schedule of Assets (Held at End of Year)
December 31, 2005

Description of investment	Interest rate	Maturity date	Current value
Interest income fund:
Guaranteed investment contracts:
Monumental — MDA00248	6.18%	Various	$7,019,578
Canada Life — P46104	6.10	Various	6,015,594
Principal Life — 4.47946	5.67	3/15/07	7,470,203

Total guaranteed investment contracts			20,505,375

Synthetic guaranteed investment contracts:
IXIS Financial — Contract FP1062-01	4.92	Evergreen	72,012,208
Synthetic Wrapper Agreement			(46,669)

Total contract value of IXIS Financial			71,965,539

State Street Synthetic — Contract 97077	4.96	Evergreen	68,142,512
Synthetic Wrapper Agreement			(44,160)

Total contract value of State Street Synthetic			68,098,352

Transamerica Life — Contract 76850	4.90	Evergreen	69,221,138
Synthetic Wrapper Agreement			(44,860)

Total contract value of Transamerica Life			69,176,278

Total synthetic guaranteed investment contracts			209,240,169

Collective investment trust:
SEI Stable Asset Fund	4.50	Evergreen	15,397,730

Total interest income fund			245,143,274

Participant loans (interest rates ranging from 5.75% to 7.75%)		Various	15,834,398

Cash and cash equivalents			2,226,336
Total investments			$978,893,709

*                    Represents party in interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

BECKMAN COULTER, INC. SAVINGS PLAN

	By:	Beckman Coulter, Inc. Benefits Finance and Administration Committee

Date: June 19, 2006	By:	James F. Widergren
James F. Widergren
	Its:	Committee Chairman

INDEX TO EXHIBITS

Exhibit
Number                  Description

23.1                         Consent of Independent Registered Public Accounting Firm